Room 4561
Via fax (678) 258-3986

March 24, 2010

Dan Mondor
President & CEO
Concurrent Computer Corporation
4375 River Green Parkway
Suite 100
Duluth, GA 30096

      Re: Concurrent Computer Corporation
              Form 10-K for the Fiscal Year Ended June 30, 3009
              Filed August 28, 2009
              File no. 000-13150

Dear Mr. Mondor:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                   Sincerely,

                   Kathleen Collins
                   Accounting Branch Chief